SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: February 17, 2006	By:	/s/ Kathryn Heath
		Name:	Kathryn Heath
		Title:	Associate General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Material Change Report dated February 17, 2006

AGRIUM INC.

MATERIAL CHANGE REPORT
Item 1: Name and Address of Reporting Issuer
Agrium Inc. (“Agrium”)
13131 Lake Fraser Drive S.E.
Calgary, Alberta
T2J 7E6
Item 2: Date of Material Change
February 9, 2006
Item 3: Press Release
A press release disclosing the material change was issued through CCN Matthews and SEDAR filed on February 9, 2006.
Item 4: Summary of Material Change
On February 9, 2006, Agrium (through its wholly-owned subsidiary, Agrium Acquisitions Inc.) acquired 32,070,190 of the 32,500,000 outstanding income deposit securities (“IDSs”) of Royster-Clark Ltd. (“RC”) and Royster-Clark ULC (“RC ULC”), representing 98.6% of the outstanding IDSs, at a price of Cdn.$11.90 per IDS pursuant to the take-over bid dated November 8, 2005, as subsequently extended and varied (the “Offer”). Agrium is currently in the process of completing the acquisition of certain shares of Royster-Clark Holdings, Inc., a private Delaware corporation, which represent the remaining 8.88% economic interest in the business of the Royster-Clark group of companies, for the same price per share as paid per IDS under the Offer, and anticipates this acquisition to be completed before the end of February. The aggregate purchase price for the above-described acquisitions is anticipated to be US$515 million, including assumed debt.
Item 5: Full Description of Material Change
On February 9, 2006, Agrium (through its wholly-owned subsidiary, Agrium Acquisitions Inc.) acquired 32,070,190 of the 32,500,000 outstanding IDSs of RC and RC ULC, representing 98.6% of the outstanding IDSs, at a price of Cdn.$11.90 per IDS pursuant to the Offer. Each IDS is comprised of one common share of RC (the “RC Shares”) and Cdn.$6.0832 principal amount of 14.0% subordinated notes of RC ULC (the “RC ULC Notes”), and the purchase price was allocated as to Cdn.$2.70 per RC Shares and Cdn.$9.20 per Cdn.$6.0832 principal amount of RC ULC Notes. Agrium intends to acquire the remainder of the RC Shares pursuant to the compulsory acquisition procedures set forth in the Business Corporations Act (Ontario) (“OBCA”), which acquisition is anticipated to be completed on or about March 7, 2006. In connection with the Offer, Agrium has undertaken to make an offer to acquire the RC ULC Notes that formed part of the IDSs at the Offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of RC ULC Notes. Additionally, under the terms of the indenture governing the RC ULC Notes, Agrium is required to make an offer to acquire all outstanding RC ULC Notes (which includes an additional Cdn.$24,200,000 principal amount of RC ULC Notes that were sold under a separate private placement and do not form part of the IDSs) at a price equal to 101% of principal amount within 30 days of the change of control of RC, which occurred on February 9, 2006.

Agrium is currently in the process of completing the acquisition of certain shares of Royster-Clark Holdings, Inc., a private Delaware corporation, which represent the remaining 8.88% economic interest in the business of the Royster-Clark group of companies, for the same price per share as paid per IDS under the Offer, and anticipates this acquisition to be completed before the end of February. RC owns a 91.12% economic interest in the Royster-Clark group’s business.
The aggregate purchase price for the IDSs acquired under the Offer and the RC Shares to be acquired pursuant to the OBCA compulsory acquisition procedures, together with the shares of Royster-Clark Holdings, Inc., is anticipated to be US$515 million, including assumed debt (and including the approximately Cdn.$26.8 million of RC ULC Notes assumed by Agrium). The purchase price has been funded from Agrium’s available cash and existing credit lines.
The previous directors and officers of RC, RC ULC, Royster-Clark Holdings, Inc. and other subsidiaries in the Royster-Clark group have been reconstituted with nominees of Agrium.
Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable
Item 7: Omitted Information
No information has been omitted from this report on the basis that it is confidential.
Item 8: Executive Officer
For further information, please contact Kathryn A. Heath, Associate General Counsel of Agrium, at (403) 225-7000.
Item 9: Date of Report
DATED at Calgary, Alberta the 17th day of February, 2006.
Forward-Looking Statements
Certain statements in this material change report constitute forward-looking statements. These statements involve known and unknown risks and uncertainties, including those discussed in this material change report, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our assessment as to Royster-Clark’s structure and debt levels is based upon or has been taken from publicly available information and records filed by or respecting Royster-Clark. We have been unable to verify the accuracy or completeness of the public information on which our assessment has been made, including working capital assumptions. These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s businesses generally as disclosed more fully in Agrium’s recent management’s discussion and analysis. Consequently, all of the forward-looking statements made in this material change report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change, except as required under applicable laws. Investors should not place undue reliance on forward-looking statements.